UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the "Company"), dated December 11, 2012, referencing the Company's mandatory offer to purchase all of the shares in Asia Offshore Ltd. ("AOD") at NOK 28.71 per share, which expired on Monday, December 10, 2012.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated December 12, 2012, announcing that North Atlantic Drilling Ltd. ("NADL"), a majority owned subsidiary of the Company, announced today that it filed its registration statements with the US Securities and Exchange Commission (SEC) on Tuesday, December 11, 2012.

Attached hereto as Exhibit 99.3 is a copy of the press release of the Company, dated December 21, 2012, announcing that NADL announced that Statoil has exercised its option to extend the contract for the heavy-duty harsh environment jack-up rig West Epsilon by two years from December 2014 to December 2016.

Attached hereto as Exhibit 99.4 is a copy of the press release of the Company, dated December 28, 2012, announcing the Company's financial calendar for 2013.

Attached hereto as Exhibit 99.5 is a copy of the press release of the Company, dated January 16, 2013, announcing that the Financial Supervisory Authority of Norway ("Finanstilsynet") has approved the prospectus dated January 16, 2013 in connection with the Listing of FRN Seadrill Limited Senior Unsecured Bond Issue 2012/2014, ISIN NO 001 063 611.1, on Oslo Børs.

Attached hereto as Exhibit 99.6 is a copy of the press release of the Company, dated January 16, 2013, announcing that the Company received a term extension for the semi-submersible rig West Leo.

Attached hereto as Exhibit 99.7 is a copy of the press release of the Company, dated January 21, 2013, announcing that the Company and SapuraKencana have agreed to extend the validity period of the agreement to February 8, 2013.

Attached hereto as Exhibit 99.8 is a copy of the press release of the Company, dated January 30, 2013, announcing that the Company has received and accepted an attractive offer from a commercial bank to finance its current exposure to Sevan Drilling ASA through a forward agreement.

Attached hereto as Exhibit 99.9 is a copy of the press release of the Company, dated January 31, 2013, announcing that after closing the quarter, revised estimates from the third quarter financial results show that downtime has increased to approximately 100 days, mainly due to BOP issues on several of the Company's rigs.

Attached hereto as Exhibit 99.10 is a copy of the press release of the Company, dated January 31, 2013, announcing that the Company has entered into an agreement for the construction of two high specification jack-up drilling rigs with Dalian Shipbuilding Industry Offshore Inc. in China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: February 4, 2013

By:  /s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Result of the mandatory offer for all outstanding shares in AOD

Hamilton, Bermuda, December 11, 2012 - Reference is made to Seadrill Limited's ("Seadrill") mandatory offer to purchase all of the shares in Asia Offshore Ltd. ("AOD") at NOK 28.71 per share which expired on Monday, December 10, 2012 (the "Offer").

Seadrill has received acceptances of the Offer totalling 83,520 shares. This will, together with the shares already owned by Seadrill in AOD, take Seadrill's total holding of AOD shares to 26,463,050, representing approximately 66.16 percent of all of the issued shares in AOD.

Seadrill hereby announces that it will perform settlement of the Offer on the forthcoming Monday, December 17, 2012. As such, all AOD shareholders having accepted the Offer should have the funds available on their respective bank accounts shortly thereafter.

For further information please contact:

Rune Magnus Lundetræ,
Chief Financial Officer
Seadrill Management AS
Tel: +47 51 30 91 26

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.2

SDRL - North Atlantic Drilling Ltd. files for initial public offering

Hamilton, Bermuda, December 12, 2012 - North Atlantic Drilling Ltd. (NADL), a majority owned subsidiary of Seadrill Limited, announced today that it filed its registration statements with the US Securities and Exchange Commission (SEC) on Tuesday, December 11, 2012. The initial public offering of NADL's common shares and an exchange offer to exchange existing unregistered shares for SEC-registered shares are expected to commence after the SEC completes its review process. NADL has applied to list its common shares on The New York Stock Exchange under the symbol "NADL"

Morgan Stanley will act as the Global Coordinator and Lead Bookrunner of the offering.

The offering of the common shares will be made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 will be made available when the SEC has completed its review process.

Registration statements relating to these securities have been filed with the SEC but have not yet become effective. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statements becomes effective. This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statements, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The statements in this press release that are not historical facts may be forward-looking statements. Such forward looking statements, based upon the current beliefs and expectations of NADL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. NADL does not assume any obligation to update the information contained in this press release.

North Atlantic Drilling is a leading offshore harsh environment drilling company in which Seadrill Limited currently holds a 74 percent ownership interest. The Company has a fleet of six harsh environment units in operation and two newbuilds under construction. North Atlantic Drilling is currently listed on the N-OTC list in Norway.

Contacts:
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management AS
+47 51 30 91 26

Ragnvald Kavli
Investor Relations Manager
Seadrill Management AS
+47 51 30 96 27

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.3

SDRL - North Atlantic Drilling Ltd. announces extension of contract for West Epsilon

Hamilton, Bermuda, December 21, 2012 - North Atlantic Drilling Ltd., a majority owned subsidiary of Seadrill Limited, announced today that Statoil has exercised its option to extend the contract for the heavy-duty harsh environment jack-up rig West Epsilon by two years from December 2014 to December 2016. The estimated value of the contract extension is US$215 million.

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management AS
+47 51 30 91 26

Analyst contact
Ragnvald Kavli
Investor Relations Manager
Seadrill Management AS
+47 51 30 96 27

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.4

SDRL - Financial Calendar 2013

Hamilton, Bermuda, December 28, 2012 - Seadrill Limited plans to release its financial statements on the following dates in 2013:

February 28, 2013 - Preliminary fourth quarter and financial year 2012 results

May 31, 2013 - First quarter 2013 results

August 30, 2013 - Second quarter 2013 results

November 29, 2013 - Third quarter 2013 results

Please be advised that the dates are subject to change.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.5

SDRL - Approval of prospectus for introducing FRN Seadrill Limited Senior Unsecured Bond Issue 2012/2014 to Oslo Børs

Hamilton, Bermuda, January 16, 2013 - The Financial Supervisory Authority of Norway ("Finanstilsynet") has approved the prospectus dated January 16, 2013 in connection with the Listing of FRN Seadrill Limited Senior Unsecured Bond Issue 2012/2014, ISIN NO 001 063 611.1, on Oslo Børs.

The prospectus will be made publicly available at the offices of Seadrill, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda or at Seadrill Management AS, Løkkeveien 107, P.O. Box 110, 4001 Stavanger, Norway, Tel.: +47 51 30 90 00, Fax: +47 51 30 90 01, or www.seadrill.com.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)

EXHIBIT 99.6

SDRL - Seadrill receives term extension for semi-submersible West Leo

Hamilton, Bermuda, January 16, 2013 - Tullow plc has exercised its contractual option to extend the contract for the ultra-deepwater semi-submersible rig West Leo by two years from  May 2016 to May 2018. The West Leo is expected to carry out operations in West Africa until the end of its contract in May 2018.

The potential contract revenue for the extension is estimated to approximately US$450 million based on 97 percent utilization and includes a performance bonus arrangement. This brings the total estimated contract value to US$1.13 billion.

In line with the omnibus agreement terms and conditions between Seadrill and Seadrill Partners, Seadrill is obligated to offer the West Leo to Seadrill Partners at a fair market price.

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management AS
+47 51 30 91 26

Analyst contact
Ragnvald Kavli
Investor Relations Manager
Seadrill Management AS
+47 51 30 91 26

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.7

SDRL - Extension of non-binding agreement with SapuraKencana

Hamilton, Bermuda, January 21, 2013 - Reference is made to the press release dated November 5 , 2012, regarding a non-binding agreement for integrating Seadrill's tender rig business into SapuraKencana Petroleum Bhd. Seadrill and SapuraKencana have made solid progress in the first part of the due diligence and have agreed to extend the validity period of the agreement to February 8, 2013, to facilitate the ongoing finalization of the due diligence and negotiations for the terms of the sale agreement and related transaction agreement(s) in relation to the proposed transaction.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Media contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management AS
+47 51 30 91 26

Analyst contact
Ragnvald Kavli
Investor Relations Manager
Seadrill Management AS
+47 51 30 96 27

EXHIBIT 99.8

SDRL - Disclosure regarding Sevan Drilling ASA

Hamilton, Bermuda, January 30, 2013 - Seadrill Limited ("Seadrill") has received and accepted an attractive offer from a commercial bank to finance its current exposure to Sevan Drilling ASA ("Sevan") through a forward agreement. Seadrill has in connection with this sold its existing 96,000,000 shares and received a forward agreement with exposure to the same number of shares. The shares have been sold at NOK 3.95 per share. The forward agreement runs until 30 April 2013 and has a strike price of NOK 3.9851. Following the new agreement Seadrill are not longer directly owners of any shares in Sevan, but are exposed though forward agreements to 96,000,000 shares or 28,52 percent of the outstanding shares.

The total ownership percentage has been calculated based on an issued share capital in Sevan of 336,625,000 shares and do not include the issuance of the new planned private placement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.9

SDRL - Operational update fourth quarter 2012

Hamilton, Bermuda, January 31, 2013 - In the third quarter financial report Seadrill estimated the downtime for the deepwater rigs in operation to be 41 days for the fourth quarter. After closing the quarter revised estimates show downtime has increasing to approximately 100, days, mainly due to BOP issues on several of the Company's rigs.

In line with what the Company communicated in the third quarter financial report, general and administrative costs have increased due to the management transition process to London, as well as expenses related to the development of one specific IT project. During the transition process the general and administrative costs will be US$10-20 million higher than what has been historically reported, but is expected to be reduced after the transition process has been finalized in the second half of 2013.

The first quarter 2013 results will also be impacted by the West Hercules taking longer than anticipated to be ready for its next assignment. The rig commenced its new contract with Statoil on January 31, 2013.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 99.10

SDRL - Seadrill orders two jack-ups for delivery in 2015

Hamilton, Bermuda, January 31, 2013 - Seadrill has entered into an agreement for the construction of two high specification jack-up drilling rigs with Dalian Shipbuilding Industry Offshore Inc. (DSIC Offshore) in China. The new units are scheduled for delivery during the first and second quarter 2015, and the estimated total project price is approximately US$230 million (including project management, capitalized interest, drilling and handling tools, spares and operation preparations) per rig, with tail-heavy payment terms.

The two new units will be based on the F&G JU2000E design, with water depth capacity of 400ft and drilling depth of 30,000ft. Seadrill has in addition received fixed price option agreements to construct an additional two units at Dalian, with delivery in the third and fourth quarter 2015. The new jack-ups are of the same design as the four jack-ups currently under construction by Seadrill at Dalian and Jurong, Singapore.

John Fredriksen, Chairman and President of Seadrill Limited, says in a comment, "These newbuilds position us for additional growth in a strengthening jack-up market, providing further earnings upside for Seadrill. The premium jack-up market continues to demonstrate strength as evidenced by increasing dayrates and utilizations.  Customers continue show preference for newer units from drilling contractors with proven track records of safe and efficient operations. Currently 312 jack-ups or 65% of the total fleet of 483 jack-ups are older than 25 years. These two new firm orders increases our fleet of modern jack-ups to 25 rigs with an average age of 3 years, and further strengthens our position as the leading operator of premium modern, high-quality drilling units.

Media contact
Fredrik Halvorsen
Chief Executive Officer
Seadrill Management Ltd
+44 20 7284 5530

Analyst contact
Rune Magnus Lundetræ
Chief Financial Officer
Seadrill Management Ltd
+47 51 30 91 26

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.